[redacted]

11017879

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAY 3 1 2011
Washington, DC
110

SEC FILE NUMBER
8- 68104

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/10 (MM/DD/YY) AND ENDING 03/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VCG Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

407 SE Ist Street
(No. and Street)

Delray Beach (City) FL (State) 33483 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ryan Sadorf 561-330-6999
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sherb & Co., LLP
(Name – *if individual, state last, first, middle name*)

7900 Glades Road, Suite 540 (Address) Boca Raton (City) FL (State) 33434 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

6/10

OATH OR AFFIRMATION

I, Donald Uderitz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VCG Securities, LLC, as of March 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC-STATE OF FLORIDA
Sarah Adams Campbell
Commission #DD881187
Expires: APR. 16, 2013
BONDED THRU ATLANTIC BONDING CO., INC.

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VCG SECURITIES, LLC

FINANCIAL STATEMENTS

YEAR ENDED MARCH 31, 2011

TABLE OF CONTENTS

SHERB & CO., LLP
Certified Public Accountants

7900 Glades Road, Suite 540
Boca Raton, FL 33434
Tel: 561.886.4200
Fax: 561.886.3330
e-mail: info@sherbcpa.com

Offices in New York and Florida

INDEPENDENT AUDITOR'S REPORT

To the Member
VCG Securities, LLC

We have audited the accompanying statement of financial condition of VCG Securities, LLC as of March 31, 2011, and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of VCG Securities, LLC as of March 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sherb + Co., LLP
Certified Public Accountants

Boca Raton, Florida
May 20, 2011

VCG SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2011

ASSETS

Cash	$	873,033
Receivable from clearing firm		56,595
Note receivable		100,000
Prepaid expenses		965
Marketable securities, at market value		11,125
Clearing deposit and other deposits		330,013
Furniture and equipment, net		31,954
Total assets	$	1,403,685

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable	$	14,085
Due to clearing organization		11,394
Commissions payable		70,979
Accrued expenses		64,999
Total liabilities		161,457
Member's equity		1,242,228
Total liabilities and member's equity	$	1,403,685

See notes to audited financial statements

VCG SECURITIES, LLC
STATEMENT OF OPERATIONS
FOR THE FISCAL YEAR ENDED MARCH 31, 2011

Revenues:	
Commissions	$ 3,932,456
Referral revenue	44,942
Realized gain(loss) on investments	(1,944)
Unrealized gain(loss) on investments	5,015
Interest	1,639
Other income	53
Total revenues	3,982,161
Expenses:	
Compensation and benefits	3,083,976
Clearing costs	134,967
Regulatory fees	61,158
Data and trading systems	282,756
Leases and rentals	29,271
Communication costs	86,326
Travel and professional development	87,021
Professional fees	57,154
Depreciation expense	1,773
Other expenses	49,144
Total expenses	3,873,546
Net income before income tax expense	108,615
Income tax expense	3,453
Net income	$ 105,162

See notes to audited financial statements

VCG SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE FISCAL YEAR ENDED MARCH 31, 2011

Balance, April 1, 2010	$ 1,137,066
Net income	105,162
Balance, March 31, 2011	$ 1,242,228

See notes to audited financial statements

VCG SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE FISCAL YEAR ENDED MARCH 31, 2011

Cash flows from operating activities:		
Net income	$	105,162
Adjustments to reconcile net income to net cash provided used in operating activities:		
Depreciation expense		1,773
Changes in assets and liabilities:		
(Increase) decrease in:		
Receivable from other broker dealers		(30,413)
Clearing deposit and other assets		(668)
Prepaid expenses		16,316
Commissions payable		(21,051)
Accrued expenses		(34,643)
Marketable securities		(11,125)
Increase (decrease) in:		
Accounts payable		8,700
Referral revenue receivable		25,730
Net cash provided by operating activities		59,781
Cash flows from investing activities:		
Purchase of furniture and equipment		(33,727)
Cash exchanged for note receivable		(100,000)
Net cash used in investing activities		(133,727)
Net cash provided by financing activities		-
Net decrease in cash		(73,946)
Cash, beginning of year		946,979
Cash, end of year	$	873,033
Supplemental disclosure of cash flow information:		
Cash paid during the year for interest	$	-
Cash paid during the year for income taxes	$	-

See notes to audited financial statements

NOTE ONE – ORGANIZATION AND OWNERSHIP

VCG Securities LLC (the "Company") is a Florida limited liability company that was formed on March 11, 2008 and from inception until March 31, 2009 was 100% owned by one individual, the Company's' chairman of the board of directors. On March 31, 2010, he sold 100% of his membership interests in the Company to VCG Securities Holdings, Inc. ("Holdings"), a Delaware S corporation in exchange for a promissory note from Holdings to him for the entire purchase price. The purchase price of $1,100,000 was based on an independent appraisal of the Company. Holdings is wholly-owned by The VCG Securities Holdings Inc. Employee Stock Ownership Plan (the "ESOP"), and the participants in the ESOP are the employees of the Company. As of March 31, 2011, the ESOP remained the sole owner of Holdings, and Holding remained the sole owner of the Company.

NOTE TWO – DESCRIPTION OF BUSINESS

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is primarily engaged in riskless principal trading of a variety of fixed income securities to institutional customers and other broker dealers. The Company is headquartered in Delray Beach, Florida and has an office in New York, NY.

All customer accounts are cleared though Penson Financial Services Inc. ("Penson"). Prior to June 25, 2010, all customer accounts were cleared through Ridge Clearing and Outsourcing Solutions, Inc. ("Ridge"). Penson and Ridge entered a strategic relationship on November 2, 2009 that involved Penson acquiring the clearing contracts of Ridge correspondent clearing and execution business, including those with VCG.

In the prior fiscal year, the Company acquired a percentage ownership in a number of trust certificates originally issued by student loan securitizations. Management of the Company considered these interests to be worthless and accordingly assigned a carrying value of zero to them as of March 31, 2011.

NOTE THREE – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. Cash at times may exceed FDIC insurable limits.

Furniture and equipment

Furniture and equipment are recorded at cost. Depreciation is calculated using the straight-line method based on the estimated useful lives of the related assets, which range from three to eight years. When assets are retired or otherwise disposed of, the costs and related accumulated depreciation or amortization are removed from the accounts and any gain or loss on disposal is recognized.

Revenue Recognition

Proprietary securities transactions are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

The Company generates mark-up income, considered gross commission income for net capital reporting, from sales and purchases of bonds between customers and other broker dealers on a riskless principal basis. Mark-ups and commissions are recorded on a trade date basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Marketable Securities

Marketable securities held at year-end consist of trading securities, which are reported at fair value with unrealized gains or losses included in earnings.

Income Taxes

The Company has elected to be taxed as a qualified subchapter S subsidiary for federal and state income tax purposes. No federal or state income taxes are due on the net income of the Company for the fiscal year ended March 31, 2011. A provision for New York City income taxes has been recorded in the accompanying statement of operations for the year ended March 31, 2011. (see Note Thirteen)

Payments to the ESOP

The Company makes payments to the ESOP pursuant to SOP 93-6. Allocations made to the ESOP are recorded as Compensation Expense by the Company. The Company has no obligation to make allocations to the ESOP.

Fair Value of Financial Instruments

We adopted the fair value guidelines issued by the FASB on July 1, 2007. The guidelines defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurements. This statement applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is a relevant measurement attribute.

Valuation techniques for fair value are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our best estimate, considering all relevant information. These valuation techniques involve some level of management estimation and judgment. The calculation process to determine fair value also includes making appropriate adjustments to the valuation model outputs to consider risk factors.

The fair value hierarchy or our inputs used in the determination of fair value for assets and liabilities during the current period consists of three levels. Level 1 inputs are comprised of unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date. Level 2 inputs include quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means. Level 3 inputs incorporate our own best estimate of what market participants would use in pricing the asset or liability at the measurement date where consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model. If inputs used to measure an asset or liability fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the asset or liability. Our assessment of the

significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

March 31, 2011

Description	Total Fair Value	Quoted Prices in Active Markets for identical Assets (Level 1)
Marketable securities, at market value	$ 11,125	$ 11,125

NOTE FOUR – RELATED PARTY TRANSACTIONS

Vantage Capital Group LLC ("Vantage") is a related party due to common control by the Sole Director of the Company. Vantage and the Company are not under common ownership. On February 12, 2010 the Company entered into a 5 year operating lease for office space at 24 W 40th Street, 17th Floor, New York, NY, 10018. The Company furnished the office and paid all monthly utilities and telecommunications costs. On September 26, 2010, the Company entered into a sublease agreement with Vantage in which Vantage reimburses the Company for $15,869 of its office lease expense associated with the 24 W 40th Street office. Office lease reimbursements made by Vantage to the Company from April 1, 2010 to March 31, 2011 totaled $97,772.

On April 1, 2010 the Company began leasing employees from Paychex Business Solutions ("Paychex"), a non-related service provider, to take advantage of enhanced benefits at a lower cost. The Company pays Paychex a bi-monthly leased employee fee, and Paychex subsequently pays all salaries, bonuses, commissions, payroll taxes, healthcare costs, workers' comp, and unemployment insurance costs. Vantage reimburses the Company for leased employee expenses of shared support personnel. Leased employee reimbursements made by Vantage to the Company from April 1, 2010 to March 31, 2011 totaled $222,253.

On October 1, 2010 the Company entered into a 5 year operating lease with black2advisors, LLC, a related party under common control, for the use of 407 SE 1st Street, Delray Beach, FL 33483. black2advisors and the Company are not under common ownership. The monthly rent payment associated with this lease is $4,667. Office lease payments made by the Company to black2advisors, LLC from October 1, 2010 to March 31, 2011 totaled $28,000.

Fiscal Year Ending March 31,	Operating Leases
2012	$ 249,479
2013	$ 254,799
2014	$ 263,955
2015	$ 272,309
2016	$ 161,273
Total Minimum Lease Obligations	$ 1,201,815

NOTE FIVE – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, except for the first 12 months of operations when it shall not exceed 8 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At March 31, 2011, the Company had net capital of $1,018,171 which was $918,171 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital computed in accordance with Rule 15c3-1 was 0.16 to 1.

NOTE SIX – RECEIVABLE FROM AND PAYABLE TO CLEARING ORGANIZATIONS

The Company clears all of its proprietary and customer securities transactions through Penson on a fully disclosed basis. At no time is the Company in possession of customer funds or securities.

The Company had a $56,595 receivable from Penson in its Riskless Principal Trading Accounts at March 31, 2011. The Riskless Principal Trading Accounts accumulate the Company's trading profits and mark-ups from customer trades. The Riskless Principal Trading Accounts are considered clearance accounts receivable from the clearing firm.

The Company had accrued $11,394 in clearing and execution fees payable to Penson as of March 31, 2011.

The Company had a $250,000 cash deposit in its Penson Clearing Deposit Account at March 31, 2011 as collateral required by the clearing agreement between the Company and Penson. Pursuant to the terms of the clearing agreement, the Company will receive its deposit within 30 days of cancellation the deposit does not represent an ownership interest in Penson. Based on these criteria, the Penson Clearing Deposit Account is a fully allowable receivable from the clearing firm under Rule 15c3-1.

The Company also had $746,084 cash and $11,125 in marketable securities in a Penson Principal Trading Account at 3/31/2011.

NOTE SEVEN – FURNITURE AND EQUIPMENT

Furniture and equipment as of March 31, 2011 consist of the following:

Trading Desks	$	33,727
Less accumulated depreciation		(1,773)
Furniture and equipment, net	$	31,954

Depreciation for the year ended December 31, 2011 was $1,773.

NOTE EIGHT – NOTE RECEIVABLE

Other receivables consist of the following at March 31, 2011:

Nature of Receivable	Amount
Promissory Note from MRN cubed, LLC	$100,000

On March 9, 2011, the Company received a promissory note from MRN cubed, LLC ("MRN") in consideration for a $100,000 loan. MRN is a Delaware limited liability company and is not a related party. VCG Securities LLC provided the loan to MRN as collateral for a potential equity stake in a joint venture agreement. The annual interest rate on the note is 10%. The term of the note is undefined, but reference is made to an April 30, 2011 decision on a potential joint venture agreement. If the joint venture agreement is executed, the amount of the note is converted into partnership interests in the joint venture. Conversely, the note becomes payable upon the failure of the parties to sign a joint venture agreement, or a material adverse change in MRN.

NOTE NINE – CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, investment advisors, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. In addition, when considered appropriate, the Company will request that Penson issue a "principal guarantee letter". Assuming the conditions imposed by Penson are complied with, such a principal guarantee letter operates to make Penson the principal in the trade and as such it assumes the risks of the trade.

The Company maintains its cash in bank accounts at high credit quality financial institutions. The balances at times may exceed federally insured limits.

NOTE TEN – CARRYING VALUE OF ASSETS AND LIABILITIES

The carrying amounts reported in the balance sheet for cash, receivables, prepaid expenses, deposits payables and other assets approximate fair value based on the maturity and other relevant considerations.

NOTE ELEVEN – QUALIFIED RETIREMENT PLAN

The Company maintains a qualified retirement plan in the form of an Employee Stock Ownership Plan covering substantially all employees of the Company. All Company employees as of April 1, 2010 became members of the plan; those who became employees after such date will become members as of April 1, 2011. The plan is subject to the provisions of the Employment Retirement Income Security Act of 1974 (ERISA). The plan has adopted a vesting schedule of zero for the first three years an employee is a member and 100% vesting when the required three year period of continuous employment has been met. As of March 31, 2011, no employee had a vested balance in his/her account. Allocations made by the Company to the ESOP from April 1, 2010 to March 31, 2011 totaled $243,000, and were booked as compensation expenses pursuant to SOP 93-6. The ESOP uses any and all contributions to complete its purchase of all stock in Holdings for the benefit of all Company employees.

NOTE TWELVE – ACCRUED EXPENSES

Accrued expenses consist of the following:

As of March 31, 2011:

Accrued NYC income taxes	$	2,000
Accrued data and trading system fees		39,931
Accrued professional fees		10,000
Accrued insurance fees		839
Accrued regulatory fees		12,229
Total Accrued Expenses	$	64,999

NOTE THIRTEEN – INCOME TAXES

The Company incurred additional federal income tax expense of $1,453 related to prior fiscal year income and paid all federal tax obligations to the US Treasury on or before December 31, 2010. As of March 31, 2011, no federal income tax payments are due. The Company has elected to be taxed as a qualified subchapter S subsidiary for federal income tax purposes. Since the Company's fiscal year end for both reporting and income tax purposes ended on March 31, 2011, as of the date of these financial statements no income tax returns had been filed. For the fiscal year ended March 31, 2011, the Company recorded the following New York City tax provisions in its income statement:

New York City Income Tax	$	2,000

Under FASB Interpretation No. 48, all tax positions are subject to the Interpretation. Management is highly confident that the full amount of all tax positions will be allowed and it is clear that it is greater than 50% likely that the full amount of all tax positions will be realized. Accordingly, the Company has recognized the full amount of all tax positions in these financial statements.

NOTE FOURTEEN – SUBSEQUENT EVENTS

We have evaluated subsequent events through May 26, 2011, the date the financial statements were available to be issued. There are no significant subsequent events as of that date.

SUPPLEMENTARY INFORMATION

VCG SECURITIES, LLC
COMPUTATION OF NET CAPITAL
FOR THE FISCAL YEAR ENDED MARCH 31, 2011

Total member's equity	$	1,242,228
Deductions and/or charges:		
Non-allowable assets:		
Deposits		80,013
Prepaid expenses		965
Notes receivable		100,000
Furniture and equipment		31,954
Total non-allowable assets		212,932
Net capital before haircuts on securities positions		1,029,296
Haircuts on securities:		11,125
Net capital		1,018,171
Required minimum capital		100,000
Excess net capital	$	918,171
Aggregate indebtedness:		
Aggregate indebtedness as included in the Statement of Financial Condition	$	161,457
Ratio of aggregate indebtedness to net capital		0.16 to 1
Reconciliation:		
Net capital, per unaudited March 31, 2011 FOCUS report, as filed	$	1,030,041
Net audit adjustments		11,870
Net capital, per March 31, 2011 audited report, as filed	$	1,018,171

VCG Securities, LLC is claiming exemption under the provisions of Securities and Exchange Commission Rule 15c3-3(k)(2)(ii) as all customer transactions are cleared through Penson on a fully disclosed basis.

Therefore, the following reports are not presented:

A) Computation for Determination of Reserve Requirement under Rule 15c3-3.

B) Information Relating to the Possession or Control Requirements under Rule 15c3-3.

SHERB & CO., LLP

Certified Public Accountants

7900 Glades Road, Suite 540
Boca Raton, FL 33434
Tel: 561.886.4200
Fax: 561.886.3330
e-mail: info@sherbcpa.com

Offices in New York and Florida

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To The Member
VCG Securities, LLC

In planning and performing our audit of the financial statements and supplemental schedules of VCG Securities, LLC for the year ended March 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report

financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Sherb & Co., LLP
Certified Public Accountants

Boca Raton, Florida
May 20, 2011

SHERB & CO., LLP
Certified Public Accountants

7900 Glades Road, Suite 540
Boca Raton, FL 33434
Tel: 561.886.4200
Fax: 561.886.3330
e-mail: info@sherbcpa.com

Offices in New York and Florida

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Shareholders
VCG Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period ended March 31, 2011, which were agreed to by VCG Securities, LLC. ("VCG") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating VCG's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC 7). VCG's management is responsible for compliance with those requirements. This agreed–upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the period ended March 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the period ended March 31, 2011 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Sherb & Co., LLP
Certified Public Accountants

Boca Raton, Florida
May 20, 2011